Filed by Clarivate Analytics Plc pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Churchill Capital Corp

Commission File No.: 001-38645

Investor Presentation CHURCHILL CAPITAL CORP January 2019

Disclaimer

Confidentiality and Disclosures

This presentation is for information purposes only and does not constitute a recommendation to purchase any equity, debt or other financial instruments of Churchill Capital Corp ("Churchill") or Camelot Holdings (Jersey) Limited ("Clarivate") or any of Churchill or Clarivate's affiliates. The presentation has been prepared to assist parties in making their own evaluation with respect to the proposed business combination, as contemplated in the merger agreement of Churchill and Clarivate and for no other purpose. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. The information contained herein does not purport to be all-inclusive. The data contained herein is derived from various internal and external sources. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. Churchill and Clarivate assume no obligation to update the information in this presentation.

Churchill and Clarivate and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Churchill's stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of Churchill's directors and officers in Churchill's filings with the SEC, including Churchill's Form S-1 Registration Statement, which was declared effective by the SEC on September 6, 2018. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Churchill's stockholders in connection with the proposed business combination will be set forth in the registration statement for the proposed business combination when available. Information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination will be included in the registration statement that Churchill intends to cause to be filed with the SEC.

Investors and security holders of Churchill and Clarivate are urged to read the proxy statement, prospectus and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about Churchill and Clarivate once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Churchill when and if available, can be obtained free of charge on Churchill's website at www.churchillcaptialcorp.com or by directing a written request to Churchill Capital Corp, 640 Fifth Avenue, 12th Floor, New York, NY 10019 or by emailing info@churchillcapitalcorp.com.

Some of Clarivate's financial information and data contained herein does not conform to SEC Regulation S-X in that it includes certain financial information not derived in accordance with United States Generally Accepted Accounting Principles ("GAAP"). Accordingly, such information and data may be adjusted and presented differently in Churchill's proxy statement to solicit stockholder approval of the proposed transaction, and we urge you to review Clarivate's audited financial statements to be contained in the SEC registration statement to be filed with the SEC. Churchill and Clarivate believe that the presentation of non-GAAP measures provides information that is useful to investors as it indicates more clearly the ability of Clarivate to meet capital expenditures and working capital requirements and otherwise meet its obligations as they become due.

The financial projections in this presentation are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Churchill's and Clarivate's control. While all projections are necessarily speculative, Churchill and Clarivate believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this presentation should not be regarded as an indication that Churchill and Clarivate, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Neither Churchill nor Clarivate undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Important factors, among others, that may affect actual results include: Clarivate's ability to execute on its plans to develop and market new products and the timing of these development programs; Clarivate's estimates of expenses and future revenues and profitability; Clarivate's estimates of the size of the markets for its solutions; the rate and degree of market acceptance to Clarivate's solutions; the success of other competing technologies that may become available; the impact of foreign currency exchange rate and interest rate fluctuations on Clarivate's results; Clarivate's ability to protect its intellectual property rights; the valuation of Clarivate's deferred tax assets; Clarivate's estimates regarding its capital requirements; Clarivate's ability to identify and integrate acquisitions; the performance and reliability of Clarivate's services; reliance on third party hardware, software and platform providers; dependence on the development and maintenance of the infrastructure of the internet; potential litigation involving Churchill of Clarivate; and general economic and market conditions impacting demand for Clarivate's services. Other factors include the possibility that the proposed transaction does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions.

Neither Churchill nor Clarivate makes any representation or warranty as to the accuracy or completeness of the information contained in this presentation. This presentation is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Churchill and is not intended to form the basis of any investment decision in Churchill.

This presentation shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

2

CHURCHILL CAPITAL CORP | Clarivate Analytics

3 CHURCHILL CAPITAL CORP Presenters 1. IHS refers to IHS, Inc. and IHS Markit, the resulting entity post merger with Markit Ltd. in 2016. Jerre Stead Co - Founder and Executive Chairman CHURCHILL CAPITAL CORP • Preeminent Operator with Demonstrated Success in Shareholder Value Creation • Previously served as Chairman and CEO at IHS (1) , Honeywell - Phillips Medical Electronics, Square D Company, AT&T Global Information Solutions, Legent Corporation and Ingram Micro Jay Nadler Chief Executive Officer • Information Services Executive with Success in Shareholder Value Creation • Previously held COO / President roles at Interactive Data, MLM Information Services and Information Holdings Richard Hanks Chief Financial Officer • Experienced and Effective Financial Executive • Previously served as CFO at BDP International Inc., EVP and CFO at Infogroup Inc. and Chief Commercial Officer and COO of the Enterprise Media Division of Dow Jones

Overview of Churchill Capital Corp

Who We Are

A Unique Partnership between highly experienced operating executives **Jerre Stead, Sheryl von Blucher** and preeminent dealmaker **Michael Klein**

A Track Record of Value Creation using an extensive playbook of **operational methodologies** and track record of **acquisition success**

A Competitive Edge in Global Sourcing from a history of sourcing, reviewing and executing transactions together in the sector and an extensive global network

CHURCHILL CAPITAL CORP

A Compelling Opportunity for predictable, strong cash flows in the significantly fragmented **Information Services** sector

A Window into High Growth Markets with 12.1% CAGR over the next 3 years expected of the $155B Predictive Analytics and Data Markets(1)

$690mm Equity Capital Raised in Sept. '18 in the largest SPAC IPO in 2018

Key People

Jerre Stead

- 40-year track record of leadership and value creation
- Has reviewed hundreds of acquisition candidates and has extensive contacts with owners and operators throughout the industry

Michael Klein

- Investment banking executive with extensive transaction experience and global sourcing network
- Has run both large banking organizations and focused advisory firms

Sheryl von Blucher

- Industry-building strategist
- Accomplished operating executive with over 30 years of experience with innovative value-creation initiatives

Source: IDC.

1. Predictive Analytics and Data Markets is defined as the combined Worldwide Business Analytics Services, Worldwide Big Data and Analytics Software and Worldwide Organizational Data as a Service markets per IDC; market sizes represent 2018 figures.

4

CHURCHILL CAPITAL CORP | Clarivate Analytics

Overview of Clarivate Analytics

Business Highlights

- **Leading global provider** of comprehensive intellectual property and scientific information, analytical tools and services
- Products support the critical decisions made by universities, businesses, governments and legal firms in the discovery, protection and commercialization of new and existing ideas and brands
- Portfolio of curated **proprietary databases** that are **deeply integrated into customers, operations** and **daily workflows**
- Experienced management team with a proven track record
- Onex and Baring Private Equity Asia ("BPEA") acquired Clarivate, formerly known as the Intellectual Property and Science assets of Thomson Reuters, in Oct. '16
  - Undertook 3-year separation from Thomson Reuters
- **Strong global presence** with operations in North America (46% of LTM Q3'18 Revenue), Europe (25%), APAC (21%) and Emerging Markets (8%)(1)
- ~4,400 employees across more than 30 countries

Financial Characteristics

- Final exit from Thomson Reuters will **end $70mm annual service agreement spend** over 2017 and 2018
- Standalone company to **generate high and growing free cash flow** post-separation
- **High level of recurring subscription revenues** with 90%+ renewals and ~4.5% annualized contract value ("ACV") subscription growth
- Newly focused company ramping up its topline growth – **expecting 4% to 6% annual organic growth** by 2020E exit
- Clarivate expected to launch at **multiples 20% and 40% below sector leaders** on an Adj. EBITDA and Levered FCF(2) basis, respectively

Key Projections and Valuation

$978mm 2019E Revenue(2)	**$335mm** 2019E Standalone Adj. EBITDA(2)	**+3% to +6%** Standalone Adj. EBITDA(2) Margin Expansion Opportunity
~12.5x TEV / 2019E Standalone Adj. EBITDA(4)	**$240mm** 2020E Illustrative Run-Rate Levered FCF(2,5)	**60% – 65%** 2020E Exit Rate Levered FCF Conversion

Adj. Revenue(3)

($ in mm)



Subscription
Transactional
'17A – '19E CAGR
$936
$183
$753
$950
$174
$776
$995
$962
2.2%
2017A
Q3'18 LTM
2019E

Subscription / Transactional Revenue Mix (%)

2017A	Q3'18 LTM
80% / 20%	82% / 18%

90% + Subscription Revenue Retention Rates

Standalone Adj. EBITDA(3)

($ in mm)



'17A – '19E CAGR
$303
$308
$345
$325
5.1%
2017A
Q3'18 LTM
2019E

% Standalone Adj. EBITDA Margin

2017A	Q3'18 LTM	2019E
32%	32%	34% / 35%

Note: Financials pro forma for divestiture of Intellectual Property Management ("IPM") division in 2018.
1. APAC includes Japan, China, Korea, Australia, New Zealand and Southeast Asia region; Emerging Markets include Latin America, Middle East, Africa, East Europe and India. 2. Based on 2020E illustrative run-rate Levered Free Cash Flow. 3. Refer to page 36 for reconciliation of non-GAAP financial measures. 4. Approximate multiple estimated at transaction close. 5. For illustrative purposes only; not a forecast. Refer to page 26 for full set of assumptions.

5

CHURCHILL CAPITAL CORP | Clarivate Analytics

Clarivate Opportunity Aligns with Churchill Investment Thesis

Strong Platform with High Quality Assets	• Clarivate is a strong platform consisting of high-quality assets in attractive markets – Highly-curated and embedded content leads to a strong competitive position with visible recurring revenues – ~82% of the company's revenue is generated through annual, recurring subscriptions
Opportunity for Further Margin Expansion	• Under Jerre Stead's leadership, Clarivate can significantly increase EBITDA growth and achieve margin expansion – Further commercial and operational / cost structure improvement given its impending separation from Thomson Reuters – Opportunity to simplify organizational structure, optimize sales efforts and improve pricing strategy
Adjacent and Whitespace Acquisition Opportunities	• The Clarivate platform supports footprint expansion with new and existing customers and entry into new markets • In addition to already identified / existing opportunities (three tuck-in acquisitions closed to date), the Churchill team will seek incremental acquisition targets and intends to increase EBITDA growth substantially through inorganic growth
Delevering Supports Business Objectives	• Onex and BPEA are committed sponsors who will roll 100% of their existing equity into the pro forma company • As a result of the target shareholders rolling all of their equity into the combined business, pro forma net leverage is expected to be 4.2x(1) based on Q3'18 LTM Standalone Adjusted EBITDA(2) • Reduction in debt at close will benefit acquisition strategy
Optimally Sized for Churchill	• Churchill has negotiated a valuation for Clarivate of $4.2B(3) – Target shareholders retain ~74% stake in the new entity(3) – Purchase price and ownership stake align with what Churchill communicated to the market during its IPO process
Valuation at a Discount to Sector Leaders and Favorable to Shareholders	• At the agreed-upon purchase price with target shareholders, Clarivate is valued in this transaction at a discount to sector leaders on a Standalone Adjusted EBITDA(2) basis • After organic growth, margin expansion, incremental acquisitions and deleveraging, Clarivate is expected to trade in line with info services sector leaders over time, creating value for shareholders

1. Assumes no redemptions.
2. Refer to page 36 for reconciliation of non-GAAP financial measures.
3. Valuation excludes impact of warrants, management options and founder promote shares subject to vesting.

6

CHURCHILL CAPITAL CORP | Clarivate Analytics

7 CHURCHILL CAPITAL CORP -- 100% 200% 300% 400% 500% 600% 700% 800% 900% 1,000% 1,100% 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 Jerre Stead’s Track Record Source: FactSet. 1. An investment in Churchill Capital Corp is not an investment in IHS Markit. Historical results of IHS Markit are not necessar ily indicative of the future performance of Churchill Capital Corp or Clarivate. 2. Represents total shareholder return from Nov. 10, 2005, to Dec. 31, 2017. 1,004% S&P500 281% 332% IHS Share Price Performance Under Jerre Stead’s Leadership (1) (Indexed Total Shareholder Return; Nov. ’ 05 IPO – ’17FYE) Acquisitions: An investment in IHS in Nov. ’05 produced more than 3.5x return vs. the S&P 500 total shareholder r eturn (2)

8 CHURCHILL CAPITAL CORP $43 $105 $130 $175 $207 $234 $288 $250 $405 $514 $490 $491 $701 FY05 FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14 FY15 FY16 FY17 $476 $551 $688 $844 $967 $1,058 $1,326 $1,530 $1,692 $2,080 $2,184 $2,735 $3,600 FY05 FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14 FY15 FY16 FY17 $- $4 $8 $12 $16 $20 FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14 FY15 FY16 FY17 Market Cap ($B) $87 $118 $168 $222 $279 $319 $401 $485 $509 $634 $696 $988 $1,390 18% 21% 24% 26% 29% 30% 30% 32% 30% 30% 32% 36% 39% FY05 FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14 FY15 FY16 FY17 Adj. EBITDA Adj EBITDA Margin Strong Operating Performance Drove Significant Value Creation at IHS Source: FactSet. Note: Data reflects performance from IPO in Nov. 2005 through Jerre Stead’s retirement in Dec. 2017. 1. Market capitalization based on basic shares outstanding. 2. Free Cash Flow calculated as Cash Flow from Operations – CapEx. Market Capitalization Expansion (1) Jerre Stead has delivered significant shareholder value through strong operational performance, organic growth and margin expansion, resulting in strong cash flow generation to fuel business growth. Merger Consistent Sales Growth ($ in mm) Improving Cost Efficiency ($ in mm) Strong Free Cash Flow (2) ($ in mm)

Clarivate Delivers on the Jerre Stead Playbook

Jerre Stead Playbook	Clarivate Analytics
1 Simplify Organizational Structure	☑ Ability to streamline operations and reduce excess costs ☑ Clarivate platform is optimized to integrate future add-on acquisitions
2 Generate Strong, Recurring Cash Flow	☑ Standalone Adj. EBITDA[1] margins in excess of 30% and minimal capital expenditures ☑ Tuck-in acquisitions in existing verticals and transformative acquisitions to address whitespace opportunities
3 Leverage Technology and Predictive Analytics	☑ Additional upside from Jerre's expertise in predictive analytics ☑ Ability to add value to proprietary data by increasing investment in analytics
4 Investment Grade Leverage to Support Ongoing Acquisitions	☑ Significant delevering at close and in years immediately following transaction ☑ Ongoing financial flexibility to accelerate acquisition strategy
5 Evaluate and Optimize Portfolio	☑ Generate higher topline growth from improved pricing strategies / initiatives ☑ Ability to divest non-core assets to improve overall portfolio performance

1. Refer to page 36 for reconciliation of non-GAAP financial measures.

9

CHURCHILL CAPITAL CORP | Clarivate Analytics

Recent Clarivate Accomplishments and Further Potential Upside

Initiatives	Accomplishments Since Separation...	...With Significantly More Potential Remaining To Be Unlocked for Shareholders
Carve-Out from Thomson Reuters	• Technology and product migration to be completed by Q1'19, 6 months ahead of schedule • Completed cutover of 20+ business info systems in Jul. '18 • Separation projects completed on schedule with no material issues	• Carve-out expected to be substantially completed by Mar. '19 • Substantial increase in free cash flow generation expected post-completion of carve-out and reduction of Transition Services Agreement ("TSA") and one-time expenses
Cost Savings Initiatives	• Initial cost savings initiatives implemented; ~$40mm of annualized cost savings have been achieved • Significant portion of cost savings reinvested in business	• Opportunity for cost savings by converting consultants to full-time employees and leveraging large footprint in low-cost locations • Use AI and new technologies to optimize data ingestion • Additional savings identified by Clarivate management
Sales Force and Pricing Changes	• Implemented sales organizational re-design • Restructured sales operations and customer service by offshoring labor to India	• Improving lead generation and comparative marketing practices • Introducing pricing and market tiering analysis across the business, with initial implementation of findings coming in 2019E for select products
Product Enhancements	• Actively integrated additional content and capabilities into existing products and launched new products	• Improve visualization / analytical capabilities and refresh user interfaces • Expanding use of data science and AI to introduce new features and analytics into products
Opportunistic M&A	• Pursued tuck-ins to complement existing products • Completed the acquisitions of Publons (Jun. '17), Kopernio (Mar. '18) and TrademarkVision (Oct. '18) • Sold Intellectual Property Management business (Oct. '18)	• Further opportunities identified by Clarivate management and Churchill team • Significant deleveraging from transaction will expand range of acquisition opportunities

10
CHURCHILL CAPITAL CORP | Clarivate Analytics

Clarivate Initial Valuation at a Discount to Sector Leaders

TEV / 2019E Adj. EBITDA

(Clarivate at $10 / share)



Clarivate valued at a ~20% discount to sector leaders on an Adj. EBITDA basis
Median: 15.5x
~12.5x
13.8x
14.0x
14.8x
15.5x
16.8x
17.0x
17.7x
Clarivate Analytics (1)
S&P Global
Moody's
IHS Markit
FactSet
Verisk
MSCI
Gartner

Source: Wall Street research, FactSet. Market data as of Jan. 11, 2019.

Note: Calendarized to Dec. YE. EBITDA figures include add-back of stock-based compensation. Chart not shown to scale.

1. Approximate multiple estimated at transaction close. Based on Standalone Adjusted EBITDA; refer to page 36 for reconciliation of non-GAAP financial measures.

11

CHURCHILL CAPITAL CORP | Clarivate Analytics

12 CHURCHILL CAPITAL CORP Transaction Summary and Timing Ownership • Churchill to own 26% of pro forma entity (1) ‒ Additional 1.5mm shares purchased by Jerre Stead and Michael Klein from Churchill at $10 per share • Management, Onex and BPEA to roll full stake in Clarivate and retain ~74% ownership Conditions / Timing • Transaction expected to close in Q2’19 • Churchill shareholder approval required and proxy expected to be distributed in Mar. ’19 • Subject to customary closing conditions including regulatory approvals • Combined company to be named Clarivate Analytics ‒ Jersey public company with UK tax domicile and key operations in London, Philadelphia and across India • Clarivate will report on U.S. GAAP basis with a Dec. 31 fiscal year end Other Details Governance • Jerre Stead will serve as Executive Chairman for the combined company and will have oversight over the actions designed to create shareholder value • Initial board will be 14 members, including: 9 Onex and BPEA appointees (5 Onex appointees, 2 BPEA appointees, 1 Churchill independent director and Clarivate’s CEO) and 5 current Churchill directors Equity Compensation Alignment • Churchill management subject to a 3 - year equity lock - up (4) and performance vesting thresholds to receive its equity compensation ‒ Substantial value will be created for investors before management receives its full promote and warrants by reaching vesting thresholds of $15.25 and $17.50 • These changes do not affect Churchill public shareholders’ economics Capital Structure • Transaction proceeds will be used primarily for debt paydown of Clarivate’s existing term loan • Paydown will result in 4.2x (2) pro forma net leverage based on Q3’18 LTM Standalone Adj. EBITDA (3) ‒ Further delevering expected in following years 1. Valuation excludes impact of warrants, management options and founder promote shares subject to vesting. 2. Assumes no redemptions. 3. Refer to page 36 for reconciliation of non - GAAP financial measures. 4. 3 - year lock - up is partially reduced to 2 years, under certain circumstances.

Investment Highlights

14 CHURCHILL CAPITAL CORP Investment Highlights • Tailwinds in Information Services Sector 1 • Collection of High Quality Assets in Attractive Markets 2 • Highly Curated Content Sets Embedded Within Customer Workflows 3 • Highly Recurring Subscription Revenue Model and Market Leading Retention Rates and Subscription Revenue Mix 4 • Business Model Creates Cycle of Profitable Growth and Reinvestment Capacity 5 • Foundation for Attractive Growth: Topline, Savings and Acquisitions 6

1 Tailwinds in Information Services Sector

Large and Growing Predictive Analytics and Data Market[1]

(2018E-2021E Predictive Analytics and Data Market Revenue; $ in B)



'18E - '21E CAGR: 12.1%
$155
$174
$195
$219
2018E
2019E
2020E
2021E

Substantial Growth To Continue Internationally

(2018E-2021E Predictive Analytics and Data Market Revenue; $ in B)



Americas
EMEA
APAC
$20.8
13%
$40.7
26%
$93.8
61%
14.5%
CAGR
$31.2
14%
$53.3
24%
$134.3
62%
9.4%
CAGR
12.7%
CAGR
2018E
Total: $155B
2021E
Total: $219B

Significant Move up the Value Chain with Smart Data Offerings

- Integration into workflow tools of clients to provide **predictive and prescriptive analytics**, enabling stronger growth and new addressable markets
- Increased investments in critical products and solutions **driving opportunity for annual price increases**
- Diversification into new verticals and broader industries enabling **ability to weather cyclical headwinds**



The Next Wave of Info Services
Real Time
High Risk
High Value
Customized
Prescriptive Analytics
(What to Do)
Predictive Analytics
(What Will Happen)
Platform, Application and Workflow Tools
(Task Specific, APIs and Developer Tools, Search Mapping and Visualization)
Smart Data
(Normalized and Standardized, Categorized, Linked and Indexed)
Raw Data Assets
(Aggregated and Disparate, Transactional, Commodity or Proprietary)
Decisions
Personalization
Value Add
Static
Low Risk
Low Value
Generic

Source: IDC, Outsell, Inc. all rights reserved.

1. The Predictive Analytics and Data Markets is defined as the combined Worldwide Business Analytics Services, Worldwide Big Data and Analytics Software and Worldwide Organizational Data as a Service markets per IDC.

15

CHURCHILL CAPITAL CORP | Clarivate Analytics

2 Collection of High Quality Assets in Attractive Markets

Key Products	Product Description	Customers	Cross-Sale Product Offerings
Web of Science	Used to navigate scientific and academic literature, conduct research and evaluate research	**7,000+** leading **academic institutions** and **governments** and research intensive corporations use Web of Science and its Journal Impact Factor	**InCites** **EndNote** **ScholarOne**
Cortellis	Used by life sciences firms for drug research, market intelligence and regulatory compliance	Trusted by the **top 50 pharma companies** and hundreds of research groups	**MetaCore** **Integrity** **Newport**
Derwent Innovation	Used for searching and analyzing patents	Derwent Innovation is used by **40 patent offices, large R&D organizations** of Fortune 1000 companies, and various universities and research institutions	**IP Professional Services**
CompuMark Watch	Used to monitor trademarks on an ongoing basis	**5,000+ customers**	**Screen** **Search**
MarkMonitor Domain Management	Used to register and manage portfolios of web domains	MarkMonitor manages the domain portfolios of the **10 most trafficked companies in the world**	**Brand Protection** **Anti-Piracy** **Anti-Fraud**

16

CHURCHILL CAPITAL CORP | Clarivate Analytics

3 Highly Curated Content Sets Embedded Within Customer Workflows

Curation Process →

Product	Data Collection	Data Categorization	Curation	Result
Web of Science	**3,000+ journal titles** reviewed annually with **~10% accepted**	**Standardized and categorized** journal information	**Domain experts** identify and index **citable items** within journals	Database of **1B+ citations, 150mm+ records and 34k+ journals**
Cortellis	Includes **+70,000 Drug Program Records** and **+300,000 Clinical Trial Records**	Data is reviewed and categorized for **content relevant to users**	Scientific experts **create and manually link content**	Repository of **drug monographs, clinical trials, company records and regulatory documents**
Derwent Innovation	Patent data from **over 50 global patent and trademark offices**	Patent filing information is **standardized and corrected**	**Hundreds of domain experts** summarize and index patent data	Database of **50mm+ patent filings across 20mm+ patent families**
CompuMark	Highest quality trademark database in the world that draws on information from over **180 trademark registries**	Data from various sources is **standardized and categorized**	Trademark analysts **interpret and categorize trademarks**	Comprehensive database of trademarks built **over 30 years**

17

CHURCHILL CAPITAL CORP | Clarivate Analytics

4 Recurring Subscription Revenue Model with High Renewal Rates

- Large Recurring Revenue Base
- High Revenue Visibility
- Favorable Customer Dynamics
- Embedded Solutions

	% Subscription Revenue[1]	Revenue Retention Rates %[1,2]
Clarivate Analytics	82%	90%+
IHS Markit	83%	Mid-90s[3]
Verisk	80%+	N/A
MSCI	76%	94%
Gartner	70%	84%[4]
S&P Global	63%	95%
Moody's	50%	N/A
FactSet	N/A	N/A
Sector Leader Average	**70%**	**~Mid-90s**

Clarivate Subscription Revenue Mix and Revenue Retention Rates in Line with Sector Leaders'

- **82% subscription revenue in LTM Q3'18**, +4% versus 2016[5]
- High revenue visibility with approximately 65% of total subscription revenue based on evergreen and multi-year contracts
- Favorable customer dynamics help drive high retention rates, proven by **90%+ average revenue renewal rates for the past 5 years**
- Customers typically pay **upfront** for 1-year subscriptions reducing collection risk and enhancing cash flow characteristics

Note: Based solely on public disclosures of comps; calculation methodologies may vary.
1. % subscription revenue and revenue retention rates based on FY'17 for all sector leaders, unless noted otherwise. 2. Revenue Retention Rate = (Up for Renewal – Cancels – Downgrades) / Up for Renewal. Price increases and upgrades are not included in this metric and would be incremental. 3. IHS revenue retention rates based on Q4'16 earnings call. 4. Client retention is calculated by dividing current clients, who were also clients a year ago, by all clients from a year ago. 5. 2016 financial information represents the aggregated results of Clarivate Analytics and its predecessor, Thomson Reuters' Intellectual Property & Standards business, acquired on Oct. 3, 2016.

18

CHURCHILL CAPITAL CORP | Clarivate Analytics

19 CHURCHILL CAPITAL CORP 32% 34% / 35% $753 $776 2017A Q3'18 LTM Business Model Creates Cycle of Profitable Growth and Reinvestment Capacity Note: Financials pro forma for divestiture of IPM division in 2018. 1. Refer to page 36 for reconciliation of non - GAAP financial measures. 2. 2016 financial information represents the aggregated results of Clarivate Analytics and its predecessor, Thomson Reuters’ Int ell ectual Property & Standards business, acquired on Oct. 3, 2016. Recurring Sales Model + Profitable Incremental Growth = Strong Cash Flow = Investment Capacity for Growth and Return 4 1 2 3 High EBITDA Margins with Opportunity for Expansion Predictable and highly resilient recurring revenue streams Proprietary “must - have” offerings Incremental margin growth from “build once, sell many times” model Strong cash conversion creates continuous cash flow and investment capacity for growth and return Standalone Adj. EBITDA (1) ($ in mm) % Standalone Adj. EBITDA Margin     5 Business Mix Continues to Trend Towards Higher Growth, Higher Visibility Revenue Streams Subscription Revenue ($ in mm) $308 $325 $345 Q3'18 LTM 2019E 80% 82% % Subscription Revenue +4% subscription mix from 2016 (2) to Q3’18 LTM

20 CHURCHILL CAPITAL CORP Strong Operating Leverage and Margin Expansion Opportunity 1. Estimated figures assume 85% flow through on revenue growth. Core o perating leverage plus synergies drives incrementally higher m argin e xpansion while also a llowing for i nvestment. Organic Revenue Growth % 1% 2% 3% 4% 5% 6% +0% +55 +105 + 160 + 210 + 260 + 31 0 +1% - +55 + 105 +1 60 + 210 + 260 +2% (55) - +55 + 105 +1 55 + 205 +3% (110) (55) - + 55 + 105 +1 55 Estimated EBITDA Margin Expansion Sensitivity (bps) (1) Favorable Expense Profile with Potential Upside Base Cost Inflation • Low cost to deliver incremental revenue • Best cost shared services / facilities • Optimize sales commission plan to increase cross - sell and up - sell • Utilize AI and new technologies to increase efficiency of data ingestion and content creation • Improved human resource management such as converting consultants to full - time employees and leveraging large footprint in low - cost locations 6

6 Foundation Set for Attractive Growth: Organic Topline and Acquisitions

With most of the carve-out work completed, Clarivate has established the platform to support further expansion of its footprint with existing customers, new customer additions and expansion into new markets and geographies.

Powerful Standalone Platform Post-Separation

- ☑ Invested in best-in-class, cloud-based platforms for operational and business workflow backbone
- ☑ Built out independent operating functions including Accounting, Treasury, HR, Payroll and Technology

TSA Costs ($ in mm)



$32
$90
$54
$11
2016A
2017A
2018E
2019E

Implementing Product and Pricing Enhancement Strategy

- ☑ Optimizing pricing model and service levels to match customer needs
- ☑ Integrating additional content and capabilities into existing products and launching new products

User Interface Improvements



Before
After

Building Strength in Asia

- ☑ Investing in APAC to accelerate revenue growth from mid-single digits
- ☑ BPEA partnership provides access to experience and resources across Asia

APAC Revenue ($ in mm)



YoY Growth: 5.5%
$190
$200
$207
2016A
2017A
Q3'18 LTM

Strategic Acquisitions and Divestitures

- ☑ Completed three tuck-in acquisitions since 2017
- ☑ Sold the Intellectual Property Management business

Acquisitions Since 2017

publons

Kopernio

TrademarkVision

Note: Financials pro forma for divestiture of IPM division in 2018. 2016 financial information represents the aggregated results of Clarivate Analytics and its predecessor, Thomson Reuters' Intellectual Property & Standards business, acquired on Oct. 3, 2016.

21

CHURCHILL CAPITAL CORP | Clarivate Analytics

22 CHURCHILL CAPITAL CORP Illustrative Acquisition Opportunities 6 Opportunities with Strategic Fit Alignment Increase penetration of existing customers Expand into adjacent customers / markets Increase penetration of high growth markets / geographies A B C Opportunities exist to expand footprint further with existing customers, add new customers and strategically expand into new markets and geographies. Academic Research Workflow Management Academic Research Analytics Domain Name Management Patent Research and Protection Trademark Research and Protection Biopharma Market Intelligence Industry Standards Management APAC / China M&A Framework Strategic Fit 1 • Business model alignment • Enhances competitive position • Provides future growth opportunities within existing verticals Financial Criteria 2 • Immediately accretive to revenue growth • Accretive to Adj. EBITDA margin within 2 years Return Metrics 3 • ROIC in excess of cost of capital within 3 years • EVA nominal breakeven by year 5 Selective M&A that meets these criteria will help drive performance that delivers higher total return Strategic Approach

Financial Highlights

24 CHURCHILL CAPITAL CORP $714 $709 $721 $724 $738 $728 $753 $757 $7 $21 $11 $12 $14 $28 $5 $10 $722 $730 $732 $736 $751 $756 $758 $767 Q4'16 Q1'17 Q2'17 Q3'17 Q4'17 Q1'18 Q2'18 Q3'18 Renewals Under Contract Open Renewals YoY growth: $32mm 4.5% ACV Analysis – Subscription Revenue Note: ACV is shown at plan foreign exchange rates. Chart not shown to scale. Higher ACV base (4.5% YoY) continues to drive subscription revenue growth.

25 CHURCHILL CAPITAL CORP 32% 32% 34% / 35% $303 $308 $325 $345 2017A Q3'18 LTM 2019E $753 $776 $962 $183 $174 $936 $950 $995 2017A Q3'18 LTM 2019E Clarivate Historical and Projected Financial Performance Note: Financials pro forma for divestiture of IPM division in 2018. 1. Refer to page 36 for reconciliation of non - GAAP financial measures. 2. Refers to expected run - rate achieved by end of 2020E. 3. Per IHS Markit 2019 guidance provided on Nov. 8, 2018. Revenue (1) ($ in mm) Standalone Adj. EBITDA (1) ($ in mm) % Standalone Adj. EBITDA Margin Subscription Transactional ’17A – ’19E CAGR ’17A – ’19E CAGR Expected 2020E Exit Rate (2) 4.0% – 6.0% Organic Revenue Growth 35% – 38% Adj. EBITDA Margin 60% – 65% Levered FCF Conversion 2.2% 5.1% IHS Markit: 6.0% – 7.0% (3) IHS Markit: 40% (3) IHS Markit: Mid 60s (3)

26 CHURCHILL CAPITAL CORP 2020E Illustrative Free Cash Flow Generation Source: Wall Street research, FactSet. Market data as of Jan. 11, 2019. Note: In each of 2021 and 2022, Clarivate will have to make payments of up to $30mm in connection with a Tax Receivable Agree men t (“TRA”). Subsequent to 2022, those payments will not be subject to a $30mm cap and will be calculated pursuant to the terms of the TRA. Refer to pag e 3 6 for reconciliation of non - GAAP financial measures. 1. For illustrative purposes only; not a forecast. 2. Illustrative run - rate 2020E Standalone Adjusted EBITDA calculated based on midpoint of 2020E exit revenue growth rate and midpoint of 2020E exit Standalone Adjusted EBITDA margin applied to 2019E revenue midpoint estimate. 3. Equit y v alue assumes $10.00 price per share. 4. Sector leaders consist of S&P Global, Moody’s, IHS Markit, FactSet, Verisk, MSCI and Gartner. ($ in mm) Illustrative 2020E Levered Free Cash Flow Build Pathway to Unwinding Transition Costs Clarivate is expected to be highly cash flow generative after the transition phase and the associated one - time carve - out expenses. • Initial announced cost savings plans completed by YE 2019E • Elimination of all excess standalone costs needed to implement back - office and business functions in a timely manner; run - rate standalone cost achieved by YE 2020E • Interest expense assumes 3.6 x gross leverage at YE 2019E • Expected cash taxes after the effects of tax shield created by an intangible asset write - up and NOL balance associated with the 2016 carve - out transaction • TSA with Thomson Reuters terminates Q3’19; 2019E expense largely duplicative with existing business functions • Management expects to complete all transition - related expenditures including consulting expenses, temporary technology infrastructure and other transformation expenses by YE 2019E • Assumes neutral net working capital impact • Assumes normalized capital expenditures levels of ~4.5% of revenue • Management expects incremental capital expenditures and operating expenses to achieve run - rate standalone cost savings by 2021E; decisions on further initiatives to be determined 1 2 4 5 8 6 7 9 3 1 2 4 5 6 7 8 9 3 (1) (2) Illustrative 2019E Run-Rate 2020E Total Standalone Adj. EBITDA $335 $375 (-) Pro Forma Cost Savings (11) - (-) Excess Standalone Costs (23) (10) (-) Total Cash Interest Expense, Net (95) (62) (-) Cash Taxes (16) (18) (-) TSA Costs (11) - (-) Transition and Integration Expenses (11) - (+/-) Δ Net Working Capital - - (-) Run-Rate CapEx (44) (46) (-) CapEx / OpEx for Cost Saving Measures (30) - Levered Free Cash Flow $94 $240 % Conversion 28% 64% Equity Value / Levered FCF(3) 31.3x 12.3x Sector Leaders' Average Equity Value / Levered FCF(4) 21.7x 20.3x

27 CHURCHILL CAPITAL CORP $10.00 Status Quo Margin Expansion Improved Top-Line Growth Multiple Expansion Additional Acquisitions Opportunity for Significant Value Creation Immediate Margin Expansion 35% – 38% Adj. EBITDA Margin Improved Topline Growth 4.0% – 6.0% Organic Revenue Growth Value - Add Acquisitions and Divestitures • Reduce Layers and Costs • Convert Consultants to Full - Time Employees • Automate Data Ingestion • Optimize and Rethink Locations • Adjacent Opportunities • New Market Opportunities • Strategic Divestitures Illustrative Share Price Appreciation • New Analytics Offerings • Pricing, Cross - Selling and Up - Selling • Stabilize Transaction Business • Align Incentive Systems and Empower Sales Force

Appendix

Transaction Terms

Pro Forma Valuation
($ in mm, except per share price)

Churchill Illustrative Share Price		$10.00
(x) Shares Outstanding [1]		294.7
Total Equity Value		**$2,947**
(+) Debt [2]		1,363
(-) Cash [3]		(81)
Total Enterprise Value		**$4,229**
	Metric	
/ 2019E Standalone Adj. EBITDA	$335	12.6x [2,3]

Illustrative Sources and Uses
($ in mm)

Sources	$	%
Onex / BPEA Equity	$2,175	50.7%
Additional Equity Purchased by Founders	15	0.3%
Churchill Cash [4,5]	702	16.4%
Term Loan	895	20.9%
Notes	500	11.7%
Total Sources	**$4,287**	**100.0%**

Uses	$	%
Onex / BPEA Equity	$2,175	50.7%
Partial Paydown of Term Loan	660	15.4%
Term Loan	895	20.9%
Notes	500	11.7%
Cash to Balance Sheet	2	0.0%
Estimated Transaction Fees & Expenses	55	1.3%
Total Uses	**$4,287**	**100.0%**

Deleveraging Profile
(Net Debt / Q3'18 LTM EBITDA)


6.3x
4.2x
Status Quo
PF for Transaction
Q3'18 LTM

Pro Forma Equity Ownership
(shares in mm)

	Day 1 Ownership [1]		Includes All Founder Promote [6]	
Shareholders	**Shares**	**%**	**Shares**	**%**
Churchill Founders [7]	8.2	2.8%	18.8	6.1%
Churchill Public Shareholders	69.0	23.4%	69.0	22.6%
Target Rolled Equity [8]	217.5	73.8%	217.5	71.3%
Total Shares Outstanding	**294.7**	**100.0%**	**305.3**	**100.0%**

1. Shares outstanding and ownership exclude impact of 34.5mm public warrants, 18.3mm founder warrants and 10.6mm founder promote shares subject to vesting. 2. $2,054mm Q3'18 debt pro forma for $31mm debt repaid in IPM divestiture and $660mm illustrative debt paydown. 3. $28mm Q3'18 cash pro forma for $75mm net proceeds from IPM divestiture, $21mm paid for TM Vision acquisition and $2mm illustrative cash to balance sheet. 4. Cash in trust assumes no redemptions in connection with business combination; minimum Available Closing Date Cash of $550mm. 5. Includes $10mm estimated interest earnings on cash in trust and $2mm estimated cash held outside of trust at close. 6. Churchill management agrees to time and performance vesting ratably over 3 years for founder promote and warrants; performance vesting thresholds of $10.00 per share (5.3mm shares), $15.25 per share (2.6mm shares) and $17.50 per share (2.6mm shares), subject to a 3-year lockup. 7. Includes 1.5mm shares purchased by Jerre Stead and Michael Klein. 8. Excludes 24.4mm outstanding management options with a weighted average exercise price of $11.96, subject to terms of TRA.

29

CHURCHILL CAPITAL CORP | Clarivate Analytics

Leadership Team Biographies

	Executive	Industry Experience	Years at Clarivate	Bio
	**Jay Nadler** Chief Executive Officer	30+ years	<2 years	• Prior to joining Clarivate, held senior executive roles at several private equity-sponsored companies with highly successful exits including COO at Interactive Data (2010-2016), President at MLM Information Services (2005-2010) and Information Holdings (2000-2005) • Worked for leading companies in the information services industry for more than 30 years, with experience across a number of sectors including intellectual property, life sciences, financial services and tax
	**Richard Hanks** Chief Financial Officer	24 years	<2 years	• Oversees all Controllership, Tax, FP&A, Treasury Operations, Internal Audit functions and Information Systems; leads PMO cost saving program • Prior to Clarivate, was CFO at BDP International Inc. (2013-2017), EVP and CFO at Infogroup Inc. (2010-2013), Chief Commercial Officer and COO at the Enterprise Media Division of Dow Jones (2006-2010) and CFO of Factiva (1999-2006) • Richard is a Chartered Accountant qualifying with PWC in the UK
	**Andy Augustine** Chief Technology Officer	24 years	<1 year	• Leads the technology and content teams • Co-founder of consulting firm Protagonist Tech • Prior to joining Clarivate, held CTO positions at Smarsh (2011-2016) and MFG.com (2008-2011)
	**Steve Hartman** General Counsel and Global Head of Corporate Development	21 years	2 years	• Oversees legal function and corporate development / M&A • Joined Primark as European Counsel in 1997. In 2001, Primark was acquired by Thomson Reuters, where he has since served a number of legal roles within Thomson Scientific and Thomson Financial
	**Julia Mair** Chief Marketing Officer	23 years	<2 years	• Leads global marketing, communications and "customer-first" philosophy • Prior to Clarivate, was CMO at Sterling Talent Solutions, VP, Marketing and Circulation at The Wall Street Journal and held marketing roles at FACTIVA and LexisNexis

30

CHURCHILL CAPITAL CORP | Clarivate Analytics

Leadership Team Biographies (Cont'd)

	Executive	Industry Experience	Years at Clarivate	Bio
	**Annette Thomas** CEO, Web of Science	25 years	<2 years	• Served on Clarivate's Board prior to being named CEO of WoS • Prior to Clarivate, was Chief Scientific Officer at Springer Nature (2015-2016), CEO of Macmillan (2007-2015) and CEO of Digital Science (2010-2015) • Annette is a trustee and board member of Yale University
	**Mukhtar Ahmed** President, Cortellis	25 years	1 year	• Prior to Clarivate, was President of eHealth Solutions at Bioclinica (2015-2017), Global VP at Oracle (2011-2015) and held executive positions at Parexel and Kendle International • Served on the Board of the UK's National Health Service (NHS)
	**Daniel Videtto** President, Derwent and Techstreet	25 years	2 years	• Prior to Clarivate, was MD and President of APAC at Interactive Data (IDC), based in Hong Kong (2011-2016) • Prior to IDC, Dan was the President of the MicroPatent and Master Data Center businesses at Information Holdings, a Clarivate predecessor (2003-2006)
	**Jeff Roy** President, CompuMark	25 years	1 year	• Prior to Clarivate, led operations and client support at The Intercontinental Exchange (ICE) (2011-2016) • Prior to ICE, Jeff founded the Implementation Factory, a boutique consulting firm delivering process-oriented software solutions to information, financial services and tax customers
	**Chris Veator** President, MarkMonitor	33 years	1 year	• Prior to Clarivate, was President of Metrostudy (2012-2017) and EVP and Global Head of IP Services at Thomson Reuters, Clarivate's predecessor (2010-2012) • Also held executive roles at CPA Global and OpenText

31
CHURCHILL CAPITAL CORP | Clarivate Analytics

Example Product Use Cases

Customers use Clarivate's products in a variety of ways, including in the following "real world" examples:

Key Products	Use Cases
Web of Science	A physics professor planning a research program and making a grant proposal will access the Web of Science database to **evaluate the current state of research** in her discipline and identify emerging trends within the **most highly-regarded and relevant academic journals**
Cortellis	An analyst at a pharmaceutical firm who is evaluating a number of potential R&D programs will access the Cortellis database to **assess competitive products** in the drug development pipeline, **review clinical trial data, and summarize regulatory information**
Derwent Innovation	An employee developing a new product or idea (e.g., a chemical engineer or a product designer) will access the Derwent Innovation database of patents to **evaluate the novelty and determine the patentability of the new product or idea**
CompuMark	A corporate lawyer will access the CompuMark database to **check the availability of a trademark** before recommending that his client embark on a costly and time-consuming trademark registration process in multiple jurisdictions
MarkMonitor Domain Management	An in-house counsel uses MarkMonitor Domain Management to ensure that his company **makes timely payments to maintain its website domains** around the world

32

CHURCHILL CAPITAL CORP | Clarivate Analytics

33 CHURCHILL CAPITAL CORP Churchill’s Partners in the Transaction Onex and BPEA are committed sponsors who will roll 100% of their existing equity into the pro forma company. • Founded in 1997, BPEA is one of the largest and most established independent alternative asset management firms in Asia, with total committed capital of over $17B • Active cross - border investment program emphasizing global investment opportunities where the firm’s experience and resource across Asia are positioned to support outsized growth in the region • Currently has over 30 portfolio companies active across Asia, totaling 158,000 employees and sales of approximately $31B • Over 160 employees across offices in Hong Kong, China, India, Japan, Indonesia and Singapore • Founded in 1984, Onex is one of the oldest and most successful private equity firms • Manages approximately $33B of assets, including $7B of Onex’s proprietary capital • Committed to acquiring and building industry leading businesses − Built nearly 100 operating businesses, completing about 615 acquisitions with a total value of $76B − Focuses on partnerships with management teams and long term investment horizon − Strong track record and history of capital preservation − Track record of successful carve - out transactions Select Investments Select Investments

Presentation of Certain Non-GAAP Financial Measures

Adjusted Revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Standalone Adjusted EBITDA, Standalone Adjusted EBITDA Margin, Levered Free Cash Flow, and Levered Free Cash Flow Conversion, as presented, are examples of supplemental non-U.S. GAAP measures of Clarivate's performance. Adjusted Revenue normalizes for the impact of purchase accounting adjustments to deferred revenue and the impact of divestments. Adjusted EBITDA represents net income from continuing operations before provision for income taxes, depreciation and amortization and interest income and expense ("EBITDA") adjusted to exclude acquisition or disposal-related transaction costs, losses on extinguishment of debt, stock-based compensation, unrealized foreign currency gains / (losses), transition services agreement costs, carve-out and integration costs, transformational and restructuring expenses, acquisition-related adjustments to deferred revenue, non-cash income / (loss) on equity and cost method investments, non-operating income or expense, the impact of certain non-cash and other items that are included in net income for the period that Clarivate does not consider indicative of its ongoing operating performance, and certain unusual items impacting results in a particular period to more accurately reflect management's view of the recurring profitability of the business. Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by revenue before acquisition-related deferred revenue adjustments. Standalone Adjusted EBITDA is calculated using Adjusted EBITDA adjusted further to include the difference between annualized run-rate savings and savings realized during that same twelve-month period as well as the difference in Clarivate's actual standalone costs incurred relative to the steady state standalone cost estimate that Clarivate expects to achieve after completing the carve-out and optimizing standalone functions by the end of 2020. Standalone Adjusted EBITDA Margin is defined as Standalone Adjusted EBITDA divided by revenue before acquisition-related deferred revenue adjustments. Levered Free Cash Flow is defined as EBITDA adjusted to exclude stock-based compensation and acquisition-related deferred revenue adjustments, less total cash interest expense and interest income, cash taxes, changes in net working capital, and capital expenditures. Levered Free Cash Flow Conversion is defined as Levered Free Cash Flow divided by Standalone Adjusted EBITDA. In future periods, the Company will need to make additional capital expenditures in order to replicate capital expenditures associated with previously shared services on a stand-alone basis. You are encouraged to evaluate these adjustments and the reasons Clarivate considers them appropriate for supplemental analysis. These measures are not measurements of Clarivate's financial performance under GAAP and should not be considered in isolation or as alternatives to net income, net cash flows provided by operating activities, total net cash flows or any other performance measures derived in accordance with GAAP or as alternatives to net cash flows from operating activities or total net cash flows as measures of Clarivate's liquidity.

Reduction of ongoing standalone and transition services agreement costs have been, and are expected to continue to be, a component of Clarivate's strategy as it finalizes its separation from Thomson Reuters Corporation. In this presentation, Clarivate sets forth its Standalone Adjusted EBITDA on a historical and projected basis. The adjustments reflected in Clarivate's standalone adjusted amounts have not been prepared with a view towards complying with Article 11 of Regulation S-X. These standalone measures are intended to provide additional information on a more comparable basis than would be provided without such standalone adjustments.

Certain of the adjustments included to arrive at Standalone Adjusted EBITDA are based on a historical and projected basis of expected costs related to Clarivate's transition to an independent company. In evaluating Adjusted EBITDA and Standalone Adjusted EBITDA you should be aware that in the future Clarivate may incur expenses that are the same as or similar to some of the included adjustments. Our presentation of Adjusted EBITDA and Standalone Adjusted EBITDA should not be construed as an inference that Clarivate's future results will be unaffected by any of the adjusted items, or that Clarivate's projections and estimates will be realized in their entirety or at all.

Adjusted EBITDA and Standalone Adjusted EBITDA are included in this presentation because Clarivate believes they are important supplemental measures of Clarivate's operating performance and a basis upon which Clarivate's management assesses performance rather than cash flow measures. Our management also believes Adjusted EBITDA and Standalone Adjusted EBITDA are useful to investors because they and similar measures are frequently used by securities analysts, investors, and other interested parties to evaluate Clarivate's competitors and provide additional information regarding growth rates on a more comparable basis than would be provided without such standalone adjustments. Clarivate believes that the presentation of Levered Free Cash Flow is relevant and useful to investors because it provides a measure of cash available to pay the principal on Clarivate's debt and pursue acquisitions of businesses or other strategic investments or uses of capital. Adjusted revenue is included in this presentation because Clarivate believes it is an important supplemental measure of Clarivate's operating performance and a basis upon which Clarivate's management assesses performance. Our management believes Adjusted Revenue is useful to investors because it is frequently used by securities analysts, investors, and other interested parties to evaluate performance and provide additional information regarding growth rates on a more comparable basis than would be provided without such adjustments.

34

CHURCHILL CAPITAL CORP | Clarivate Analytics

Presentation of Certain Non-GAAP Financial Measures (Cont'd)

We also monitor Standalone Adjusted EBITDA because Clarivate's credit agreement governing its credit facilities and its indenture governing its senior unsecured notes contain certain covenants (including debt incurrence and the making of restricted payments) based on a leverage ratio, which utilizes Standalone Adjusted EBITDA. Adjusted EBITDA performance, along with the quantitative and qualitative information, may also be utilized by management and Clarivate's Compensation Committee, as an input for determining incentive payments to employees.

The use of Adjusted EBITDA and Standalone Adjusted EBITDA instead of U.S. GAAP measures has limitations as an analytical tool, and you should not consider Adjusted EBITDA and Standalone Adjusted EBITDA in isolation, or as a substitute for analysis of Clarivate's results of operations and operating cash flows as reported under GAAP. For example, Adjusted EBITDA and Standalone Adjusted EBITDA:

- do not reflect Clarivate's cash expenditures or future requirements for capital expenditures
- do not reflect changes in, or cash requirements for, Clarivate's working capital needs;
- do not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on Clarivate's debt;
- any cash income taxes that Clarivate may be required to pay;
- assets are depreciated or amortized over estimated useful lives and often have to be replaced in the future, and Adjusted EBITDA and Standalone Adjusted EBITDA do not reflect any cash requirements for such replacements; and
- all non-cash income or expense items that are reflected in Clarivate's statements of cash flows.

Levered Free Cash Flow has limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, analysis of Clarivate's results as reported under GAAP. For example, Levered Free Cash Flow:

- does not reflect principal payments on debt;
- does not reflect principal payments on capital lease obligations;
- does not reflect dividend payments, if any; and
- does not reflect the cost of acquisitions.

Clarivate's definition of and method of calculating Adjusted EBITDA and Standalone Adjusted EBITDA may vary from the definitions and methods used by other companies, which may limit their usefulness as comparative measures.

Clarivate prepared the information included in this presentation based upon available information and assumptions and estimates that it believes are reasonable. Clarivate cannot assure you that its estimates and assumptions will prove to be accurate.

Because Clarivate incurred transaction, transition, integration, transformation, restructuring, and transition services agreement costs in connection with its carve-out from Thomson Reuters, borrowed money in order to finance its operations, and used capital and intangible assets in its business, and because the payment of income taxes is necessary if Clarivate generates taxable income after the utilization of its net operating loss carryforwards, any measure that excludes these items has material limitations. As a result of these limitations, these measures should not be considered as a measure of discretionary cash available to Clarivate to invest in the growth of its business or as a measure of its liquidity. Refer to "Reconciliation of Non-GAAP Financial Measures" for a quantitative reconciliation of EBITDA, Adjusted EBITDA, and Standalone Adjusted EBITDA to revenue.

35

CHURCHILL CAPITAL CORP | Clarivate Analytics

Reconciliation of Non-GAAP Financials Measures

($ in mm)

Reconciliation

	YE, 12/31 2017A	LTM 9/30/18	YE, 12/31 2019E [1]	
Revenue, Net	$920 [2]	$972	$978	
(+) Deferred Revenue Adjustment	50	7	-	1
(-) IPM Divested Revenue	(32)	(29)	-	6
Adjusted Revenue	$938	$950	$978	
Net Income (Loss)	($266)	($246)		
(-) (Benefit) Provision for Income Taxes	(21)	(17)		
(+) Depreciation and Amortization	229	237		
(+) Interest Expense, Net	138	132		
EBITDA	$80	$106	$245	
(+) TSA Costs	90	63	11	2
(+) Transition and Integration Expenses	86	80	30	3
(+) Deferred Revenue Adjustment	50	7	-	1
Carve-Out and Transition Related Adjustments	$226	$150	$41	
(+) Transaction Related Costs	2	2	-	4
(+) Stock-Based Compensation	18	15	15	
(+) Other One-Time Items	(1)	9	-	5
Operational and Miscellaneous Adjustments	$19	$26	$15	
Adjusted EBITDA (incl. IPM)	$325	$282	$301	
(-) IPM Divested EBITDA	(7)	(7)	-	6
Adjusted EBITDA (excl. IPM)	$318	$275	$301	
(+) Excess Standalone Cost	(25)	24	23	7
(+) Pro Forma Cost Savings	10	9	11	8
Standalone Adjusted EBITDA	$303	$308	$335	

Descriptions

Carve-Out Related Adjustments

1. Deferred revenue fair value accounting adjustment arising from purchase price allocation in connection with the carve-out
2. Payments made to the former parent as part of the TSA; these payments are expected to substantially decrease in 2019E given Clarivate is in the final stages of the carve-out
3. Transition costs incurred to separate Clarivate from the former parent to enable operation on a standalone basis; these costs include transition consulting, technology infrastructure, full time employee compensation and severance payments to former employees as part of reorganizing the business and the ongoing cost savings initiative

Operational and Miscellaneous Adjustments

4. Consulting and accounting costs associated with small add-on acquisitions and the sale of Clarivate's non-core IPM division
5. Primarily includes the net impact of foreign exchange gains and losses related to the re-measurement of monetary balances and other one-time adjustments

IPM Adjustments

6. Clarivate divested its non-core IPM division in Oct. '18

Standalone Adjustments

7. Reflects the difference in Clarivate's actual standalone costs incurred relative to the steady state standalone cost estimate that the company expects to achieve by 2021E after completing the carve-out and optimizing standalone functions; 2017 reversal of the EBITDA impact of the standalone estimate is due to lower standalone incurred costs offset by higher TSA costs during that year
8. Pro forma cost savings reflect the difference between annualized run-rate savings and savings realized during that same twelve-month period

1. Reconciliation of Revenue, Net to EBITDA unavailable for estimated future periods.
2. Revenue, Net is as previously reported and does not include adjustment for retrospective adoption of ASC 606 on January 1, 2018, the impact of which is a $2.1mm reduction in revenue for YE 2017. This reduction in revenue is offset by a $3.7mm decrease in commission expense for the period, resulting in a net EBITDA increase of $1.6mm in YE 2017 on adoption of the new standard.

36

CHURCHILL CAPITAL CORP | Clarivate Analytics

Additional Information

CHURCHILL AND CLARIVATE AND THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS, UNDER SEC RULES, MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES OF CHURCHILL'S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN MORE DETAILED INFORMATION REGARDING THE NAMES AND INTERESTS IN THE PROPOSED TRANSACTION OF CHURCHILL'S DIRECTORS AND OFFICERS IN CHURCHILL'S FILINGS WITH THE SEC, INCLUDING CHURCHILL'S FORM S-1 REGISTRATION STATEMENT, WHICH WAS DECLARED EFFECTIVE BY THE SEC ON SEPTEMBER 6, 2018. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO CHURCHILL'S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION WILL BE SET FORTH IN THE REGISTRATION STATEMENT FOR THE PROPOSED BUSINESS COMBINATION WHEN AVAILABLE. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF PARTICIPANTS IN THE SOLICITATION OF PROXIES IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION WILL BE INCLUDED IN THE REGISTRATION STATEMENT RELATED THERETO THAT WILL BE FILED WITH THE SEC.

THIS PRESENTATION IS NOT A PROXY STATEMENT OR SOLICITATION OF A PROXY, CONSENT OR AUTHORIZATION WITH RESPECT TO ANY SECURITIES OR IN RESPECT OF THE PROPOSED TRANSACTION AND SHALL NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF CHURCHILL OR CLARIVATE, NOR SHALL THERE BE ANY SALE OF ANY SECURITIES IN ANY STATE OR JURISDICTION IN WHICH SUCH OFFER, SOLICITATION, OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH STATE OR JURISDICTION.

THIS PRESENTATION INCLUDES "FORWARD-LOOKING STATEMENTS". CLARIVATE'S ACTUAL RESULTS MAY DIFFER FROM ITS EXPECTATIONS, ESTIMATES AND PROJECTIONS AND, CONSEQUENTLY, YOU SHOULD NOT RELY ON THESE FORWARD LOOKING STATEMENTS AS PREDICTIONS OF FUTURE EVENTS. WORDS SUCH AS "EXPECT," "ESTIMATE," "PROJECT," "BUDGET," "FORECAST," "ANTICIPATE," "INTEND," "PLAN," "MAY," "WILL," "COULD," "SHOULD," "BELIEVES," "PREDICTS," "POTENTIAL," "CONTINUE," AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS.

NEITHER CHURCHILL NOR CLARIVATE UNDERTAKE ANY OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY LAW. IMPORTANT FACTORS, AMONG OTHERS, THAT MAY AFFECT ACTUAL RESULTS INCLUDE: CLARIVATE'S ABILITY TO EXECUTE ON ITS PLANS TO DEVELOP AND MARKET NEW PRODUCTS AND THE TIMING OF THESE DEVELOPMENT PROGRAMS; CLARIVATE'S ESTIMATES OF EXPENSES AND FUTURE REVENUES AND PROFITABILITY; CLARIVATE'S ESTIMATES OF THE SIZE OF THE MARKETS FOR ITS SOLUTIONS; THE RATE AND DEGREE OF MARKET ACCEPTANCE OF CLARIVATE'S SOLUTIONS; THE SUCCESS OF OTHER COMPETING TECHNOLOGIES THAT MAY BECOME AVAILABLE; THE IMPACT OF FOREIGN CURRENCY EXCHANGE RATE AND INTEREST RATE FLUCTUATIONS ON CLARIVATE'S RESULTS; CLARIVATE'S ABILITY TO PROTECT ITS INTELLECTUAL PROPERTY RIGHTS; THE VALUATION OF CLARIVATE'S DEFERRED TAX ASSETS; CLARIVATE'S ESTIMATES REGARDING ITS CAPITAL REQUIREMENTS; CLARIVATE'S ABILITY TO IDENTIFY AND INTEGRATE ACQUISITIONS; THE PERFORMANCE AND SECURITY OF CLARIVATE'S SERVICES; RELIANCE ON THIRD PARTY HARDWARE, SOFTWARE AND PLATFORM PROVIDERS; DEPENDENCY ON THE DEVELOPMENT AND MAINTENANCE OF THE INFRASTRUCTURE OF THE INTERNET; POTENTIAL LITIGATION INVOLVING CHURCHILL OR CLARIVATE; AND GENERAL ECONOMIC AND MARKET CONDITIONS IMPACTING DEMAND FOR CLARIVATE'S PRODUCTS. OTHER FACTORS INCLUDE THE POSSIBILITY THAT THE PROPOSED TRANSACTION DOES NOT CLOSE, INCLUDING DUE TO THE FAILURE TO RECEIVE REQUIRED SECURITY HOLDER APPROVALS, OR THE FAILURE OF OTHER CLOSING CONDITIONS.

THIS PRESENTATION IS NOT INTENDED TO BE ALL-INCLUSIVE OR TO CONTAIN ALL THE INFORMATION THAT A PERSON MAY DESIRE IN CONSIDERING AN INVESTMENT IN CHURCHILL AND IS NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION IN CHURCHILL.

ADDITIONAL INFORMATION CONCERNING THESE AND OTHER RISK FACTORS WILL BE CONTAINED IN THE TRANSACTION PARTIES' FILINGS WITH THE SEC. ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS CONCERNING CHURCHILL AND CLARIVATE, THE PROPOSED TRANSACTION OR OTHER MATTERS AND ATTRIBUTABLE TO CHURCHILL AND CLARIVATE OR ANY PERSON ACTING ON THEIR BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS ABOVE. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE UPON ANY FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE MADE. NEITHER CHURCHILL NOR CLARIVATE UNDERTAKE OR ACCEPT ANY OBLIGATION OR UNDERTAKING TO RELEASE PUBLICLY ANY UPDATES OR REVISIONS TO ANY FORWARD-LOOKING STATEMENT TO REFLECT ANY CHANGE IN THEIR EXPECTATIONS OR ANY CHANGE IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENT IS BASED, EXCEPT AS REQUIRED BY APPLICABLE LAW.

37

CHURCHILL CAPITAL CORP | Clarivate Analytics